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                         May 10, 2024

       Paul McBarron
       Chief Financial Officer and Chief Operating Officer
       Cyclacel Pharmaceuticals, Inc.
       200 Connell Drive, Suite 1500
       Berkeley Heights, NJ 07922

                                                        Re: Cyclacel
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed May 6, 2024
                                                            File No. 333-279157

       Dear Paul McBarron:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tamika
Sheppard at 202-551-8346 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Life Sciences
       cc:                                              Jeffrey P. Shultz